UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-35729

JOYY Inc.

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Update on the YY Live Sale Transaction

As previously announced, JOYY Inc. (the “Company”) had entered into definitive agreements with Baidu, Inc. (“Baidu”), pursuant to which Baidu would acquire the Company’s PRC video-based entertainment live streaming business. The Company and Baidu have agreed to extend the long stop date of the proposed transaction to a date mutually agreed upon by the parties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.

By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Chairman and Chief Executive Officer

Date: August 16, 2021

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